U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of May 2004

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Press release, dated April 28, 2004, relating to the announcement of the final terms of stock acquisition rights to be issued as stock options

2.	Press release, dated May 19, 2004, relating to the announcement of the share buyback program

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	May 20, 2004	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

Trend Micro Announces Final Terms of Stock Acquisition Rights to be issued as Stock Options

Tokyo, Japan—April 28, 2004—Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today announced that the final terms of Stock Acquisition Rights to be issued as stock options.

1.	Amount to be paid upon exercise of Stock Acquisition Rights:

2,155,000 yen per Stock Acquisition Right (4,310 yen per share)

2.	Amount to be accounted for as stated capital:

2,155 yen per share

3.	Aggregated amount to be issued or transferred upon exercise Stock Acquisition Rights:

12,930,000,000 yen

Notes:

Issue date of Stock Acquisition Rights:

April 28, 2004

Number of Stock Acquisition Rights to be issued:

6,000 (The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right is 500.)

Exercise period of the stock acquisition rights:

From April 28, 2005 to April 27, 2009

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our Web site, www.trendmicro.com.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp

Trend Micro Announces Share buyback Program

Pursuant to Sub-section 2 of Section 1 of Article 211-3 of the Japanese Commercial Code

Tokyo, Japan—May 19, 2004—Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today resolved at a meeting of its Board of Directors to repurchase its shares from the market.

1.	Type of shares to be repurchased: Common shares of the Company

2.	Repurchase period: May 20, 2004 to June 23, 2004

3.	Number of shares to be repurchased: Maximum of 1,000,000 shares

4.	Aggregate cost: Maximum of 4,000,000,000 yen

5.	Repurchase method: Transactions through the Tokyo Stock Exchange

<Note> Information as of April 30, 2004

Number of shares issued (excluded treasury shares): 131,407,552 shares

Number of treasury shares: 2,066,716 shares

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers. For additional information and evaluation copies of all Trend Micro products, visit our Web site at http://www.trendmicro.com

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp